SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

DOLLAR GENERAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

256669 10 2
(CUSIP Number)

Check the following box if a fee is being paid with this statement____. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

the information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256669 10 2    13G

1.   NAME OF REPORTING PERSON - 1980 Turner Children Trust
     I.R.S. IDENTIFICATION NO.: 61-6138259

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)____(b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER
     12,603,325 See Note 1.

6.   SHARES VOTING POWER
     N/A

7.   SOLE DISPOSITIVE POWER
     12,603,325 See Note 1.

8.   SHARED DISPOSITIVE POWER
     N/A

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,603,325 See Note 1.
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN      SHARES X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     14.8%
12   TYPE OF REPORTING PERSON - OO

SCHEDULE 13G

Item 1(a)      Name of Issuer:          Dollar General Corporation

Item 1(b)      Address of Issuer's      104 Woodmont Blvd.
               Principal Executive      Suite 500
               Offices:                 Nashville, TN 37205

Item 2(a)      Name of Person Filing:   1980 Turner Children Trust
                                        104 Woodmont Blvd.,
                                        Suite 500
                                        Nashville, TN 37205

Item 2(b)      Address of Principal     104 Woodmont Blvd.,
               Business Office:         Suite 500
                                        Nashville, TN 37205

Item 2         Citizenship or place of  Tennessee
               organization:

Item 2(d)      Title of Class           Common Stock,, $.50 par
               of Securities:           Value (the "Shares")

Item 2(e)      CUSIP Number:            25669-10-2

Item 3 If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b), check whether the person filing is a: Not applicable.

Item 4         Ownership:

(a)            Amount Beneficially Owned: 12,603,325 See Note 1.

(b)            Percent of Class: 14.8%

               Number of Shares As to Which Such Person Has:

               (I)  sole power to vote or direct the vote:
                    12,603,325 See Note 1.
               (ii) shares power to vote or direct the vote:
                    N/A
               (iii)sole power to dispose or to direct the disposition of:
                    12,603,325  See Note 1.
               (iv) shared power to dispose or to direct the disposition of:
                    N/A

Item 5         Ownership of Five Percent of Less of a Class:
               Not applicable

Item 6         Ownership of More than Five Percent of Behalf of Another
               Person: Not applicable

Item 7         Identification and Classification of Members of the Group:
               Not applicable

Item 8         Identification and Classification of Members of the Group:
               Not applicable

Item 9         Notice of Dissolution of Group: Not applicable

Item 10        Certification: Not applicable.

Note 1: The Company's Common Stock is the only equity security registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. However, in addition to the shares of Common

Stock reflected, the Company has a second class of equity securities issued and authorized as the Series A Junior Convertible Preferred Stock, no par value (the "Series A Preferred Stock). The Series A Preferred Stock is (i) convertible into Common Stock pursuant to the terms and conditions set forth in the Restated Articles of Incorporation and (ii) is voted (on an as converted basis) with the Common Stock on all matters presented to the holders of Common Stock. As originally issued, each share of Series A Preferred Stock had five votes when voted with the Common Stock, subject to the prior stock splits effected as stock dividends, each share currently has 7.81 votes per share. The 1980 Turner Children Trust owns 1,613,742 shares of the Series A Preferred Stock. Cal Turner, Jr. and James Stephen Turner serve as Co-Trustees of the 1980 Turner Children Trust and in such capacities share voting and dispositive power for the benefit of the trust. The shares of Company stock represented above assumes conversion of all shares of Series A Junior Convertible Preferred Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: s:/Hurley Calister turner, Jr.           February 13, 1997